GLOBAL BUSINESS SERVICES, INC.

September 6, 2005

Steven Jacobs

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

400 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Global Business Services, Inc.

Form 10-KSB for the year ended June 30, 2004

Forms 10-Q for the quarters ended September 30 and December 31, 2004

File No. 0-28587

Dear Mr. Jacobs:

This letter is in response to your letter dated August 22,  2005 regarding Global Business Services, Inc.’s financial statements and related disclosures.

Form 10-KSB for the year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Franchise Fee Recognition – pages F-9

1.

When franchise fee revenue is recognized.

No franchise fee revenue is recognized until the opening of a store.  Also, any deferred revenue is not recognized until a store has commenced operations.

This will be clarified end the year end financial filing ended June 30, 2005.

Area Franchise Fee Recognition, page F-9

1.  Deferment of initial franchise fees until a contract is signed.

We will clarify this point in our future filings.

Store Build-out Revenue Recognition, page F-10

Our position:  We are not acting as an agent.

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676

GLOBAL BUSINESS SERVICES, INC.

1.

It is mandatory that all vendors, sub-contractors and suppliers associated with the build out of a franchise schedule their activities directly through and on a time line set forth by corporate over the company.

2.

Each company involved in the build out process has specific criteria and requirements to be determined, managed and approved by the Company

3.

The timeliness and the exactitude of the store presentation specks directly to the Company’s “Brand Value” and as such, is not arbitrary.

4.

Last, but not least, the Company calculates a 30-35% gross margin for the extensive time and energy and manpower allocated and involved in the completion of franchise build outs.  This margin is reflected in the build out revenue and, as such, is considered a profit center for the Company.   These revenues are booked on an accrual basis.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 – Convertible Note Payable and Warrants

4.

Restatement of Forms 10-QSB for the first three quarters of fiscal 2005 and accounting for the detachable stock warrants.

They are expect to be completed in the next few weeks and will include accounting for the detachable stock warrants once our research is complete regarding EITF 98-5.

Sincerely,

Paul T. Robinson

CFO

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676